Investindustrial Acquisition Corp.

Suite 1, 3rd Floor, 11-12 St James’s Square

London SW1Y 4LB

United Kingdom

October 20, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer O’Brien

Re:	Investindustrial Acquisition Corp.

Registration Statement on Form S-1

Filed October 13, 2020

File No. 333-249462

Ladies and Gentlemen:

This letter sets forth responses of Investindustrial Acquisition Corp. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 15, 2020, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered Staff’s comment.

In addition, the Company has revised its Registration Statement in response to the Staff’s comment and the Company is concurrently filing an amended Registration Statement on Form S-1 with this letter.

Registration Statement on Form S-1

Principal Shareholders, page 146

1.

Staff’s comment: Please revise your disclosure to identify the natural person or persons who have sole or shared voting or investment power for the securities beneficially owned by Investindustrial Acquisition Corp., L.P.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Cedric Van den Borren at +44 20-7469-2380 of Kirkland & Ellis LLP.

Sincerely,

/s/ Roberto Ardagna
Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler

Cedric Van den Borren

Kirkland & Ellis LLP

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